Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION
OF
FIRST INTERSTATE BANCSYSTEM, INC.
a Delaware corporation
Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), First Interstate BancSystem, Inc., a corporation organized and existing under the DGCL (the “Corporation”), hereby certifies as follows:
A.On February 24, 2026, the Board of Directors of the Corporation duly adopted resolutions setting forth and declaring advisable the following amendment (the “Amendment”) to the Corporation’s Certificate of Incorporation (the “Certificate”) and directing that the Amendment be submitted to the shareholders of the Corporation for approval at the Corporation’s 2026 Annual Meeting of Shareholders.
B.Section (d) of Article SEVENTH of the Certificate is hereby amended and restated in its entirety to read as follows:

“(d) Except as may otherwise be set forth in the Bylaws of the Corporation with respect to plurality voting in the event of a contested election (as such term is defined or used in the Bylaws) of directors, directors shall be elected by a majority of the voting power of the shares of capital stock present in person or represented by proxy at an annual meeting of shareholders and entitled to vote on the election of directors. There shall be no cumulative voting for directors of the Corporation.”

C.This Amendment to the Certificate has been duly adopted by the requisite vote of the shareholders of the Corporation at a meeting of shareholders duly called and held, in accordance with Section 242 of the DGCL.

D.This Amendment to the Certificate shall become effective upon filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by a duly authorized officer of the Corporation on this 28th day of May, 2026.

By:	/s/ Kirk D. Jensen
Name: Kirk D. Jensen Title: Executive Vice President and General Counsel